SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Aradigm Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505301

(CUSIP Number)

David O’Connor
First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 698-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)
______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505301	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON First Eagle Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,210,186 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,210,186 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,210,186 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.31%*
14	TYPE OF REPORTING PERSON IA; CO

* Includes 575,815 shares of Common Stock issuable upon the conversion of the 9.0% Senior Convertible Notes due 2021 of the Issuer (the "Convertible Notes") and 259,117 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock of the Issuer (the "Warrants").

CUSIP No. 038505301	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON First Eagle Value in Biotechnology Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,217,899 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,217,899 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,217,899 shares of Common Stock *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.36%*
14	TYPE OF REPORTING PERSON CO

 * Includes 191,938 shares of Common Stock issuable upon the conversion of the Convertible Notes and 86,372 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON 21 April Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,554,141 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,554,141 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,554,141 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%*
14	TYPE OF REPORTING PERSON CO

 * Includes 301,343 shares of Common Stock issuable upon the conversion of the Convertible Notes and 135,605 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 18, 2012 (the "Original Schedule 13D"), Amendment No.1 filed with the SEC on August 30, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on April 25, 2016 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on December 6, 2016 ("Amendment No. 3") and Amendment No. 4 filed with the SEC on February 5, 2018 (“Amendment No. 4”, and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of Aradigm Corporation, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D (as amended). This Amendment No. 5 amends Item 6 as set forth below.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 13, 2018, the Issuer entered into a senior note purchase agreement (the “Purchase Agreement”) whereby the lenders set forth on Schedule A of the Purchase Agreement (the “Lenders”) agreed to purchase up to approximately $7 million of senior promissory notes (the “Senior Promissory Notes”).  Pursuant to the Purchase Agreement, the Reporting Persons and their affiliates purchased approximately $1 million of Senior Promissory Notes.  The Senior Promissory Notes are senior unsecured obligations of the Issuer and rank pari passu with the Convertible Notes.  The Senior Promissory Notes purchased by the Reporting Persons and their affiliates bear interest at a fixed rate of 9.0% per annum, payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2018 and ending on May 1, 2021, unless earlier redeemed or cancelled in accordance with the terms of the Senior Promissory Notes.  Unless the Issuer elects otherwise, all accrued interest payable subsequent to, and including, the interest payment payable on May 1, 2018, will be capitalized on the applicable interest payment date by adding such accrued interest to the principal balance of the outstanding Senior Promissory Notes, at which time such interest will be deemed to have been paid.

The above descriptions of the Purchase Agreement and the Senior Promissory Notes are summaries only and are qualified in their entirety by reference to the copies of the foregoing documents to be filed by the Issuer in the Issuer’s Current Report on Form 8-K.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: April 17, 2018

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Adviser

By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director

21 APRIL FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Adviser

By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director